UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Aqua Metals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03837J101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		526,983
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

526,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

526,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,367,887
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,367,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,367,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,082
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,367,887
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,082
	10	SHARED DISPOSITIVE POWER

2,367,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 03837J101

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,840,904 Shares beneficially owned by KWM is approximately $4,762,743, including brokerage commissions. The aggregate purchase price of the 526,983 Shares beneficially owned by Philotimo is approximately $1,325,147, including brokerage commissions. The aggregate purchase price of the 116,082 Shares beneficially owned by Mr. Kanen is approximately $268,290, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,464,210 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on June 15, 2018.

A.	Philotimo
(a)	As of the close of business on June 22, 2018, Philotimo beneficially owned 526,983 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 526,983
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 526,983

(c)	Other than the transaction in Schedule A, which is the subject of this Amendment No. 8, Philotimo has not entered into any transactions in the Shares since the filing of Amendment No. 7.
B.	KWM
(a)

As of the close of business on June 22, 2018, KWM beneficially owned 1,840,904 Shares. KWM, as the general partner of Philotimo, may also be deemed the beneficial owner of the 526,983 Shares owned by Philotimo.

Percentage: Approximately 6.3%

5

CUSIP NO. 03837J101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,367,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,367,887

(c)	KWM has not entered into any transactions in the Shares since the filing of Amendment No. 7.
C.	Mr. Kanen
(a)

As of the close of business on June 22, 2018, Mr. Kanen directly beneficially owned 116,082 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 1,840,904 Shares owned by KWM and (ii) 526,983 Shares owned by Philotimo.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 116,082
2. Shared power to vote or direct vote: 2,367,887
3. Sole power to dispose or direct the disposition: 116,082
4. Shared power to dispose or direct the disposition: 2,367,887

(c)	Mr. Kanen has not entered into any transactions in the Shares since the filing of Amendment No. 7.

6

CUSIP NO. 03837J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP
By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

7

CUSIP NO. 03837J101

SCHEDULE A

Transactions in the Shares of the Issuer since the filing of Amendment No. 7

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, lp

Purchase of Common Stock	26,983	3.8460	05/04/2018